VISKASE COMPANIES, INC.

December 27, 2006

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:	Jennifer R. Hardy

Re:	Viskase Companies, Inc.
Registration Statement on Form S-1
File No. 333-139145

Ladies and Gentlemen:

Viskase Companies, Inc. (“Viskase”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests acceleration of the effective date of the Registration Statement on Form S-1 (SEC File No. 333-139145), to 9:00 a.m., Eastern time on Friday, December 29, 2006, or as soon thereafter as possible.

Viskase hereby acknowledges:

•   its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement;

•   that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve it from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures; and

•   that it may not assert staff comments and the declaration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Thomas A. Monson of Jenner & Block LLP, counsel to Viskase, at (312) 840-8611 as soon as the Registration Statement has been declared effective.

Very truly yours,

VISKASE COMPANIES, INC.

By:	/s/ Gordon S. Donovan
Name: Gordon S. Donovan
Title: Vice President and Chief Financial Officer